Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

Tectonic Therapeutic, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Equity	Common Stock, par value $0.0001 per share(1)	—	(2)	(3)	—	—	—
	Equity	Preferred Stock, par value $0.0001 per share(1)	—	(2)	(3)	—	—	—
	Debt	Debt Securities(1)	—	(2)	(3)	—	—	—
	Other	Warrants(1)	—	(2)	(3)	—	—	—

	Unallocated (Universal) Shelf	—	457(o)	(2)	(3)	$400,000,000	$0.00015310	$61,240

	Total Offering Amounts					$400,000,000	$0.00015310	$61,240

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$61,240

(1)	Separate consideration may or may not be received for securities that are issuable upon the conversion or exercise of, or in exchange for, other securities offered hereby.

(2)

There are being registered hereunder such indeterminate number of shares of common stock, such indeterminate number of shares of preferred stock, such indeterminate principal amount of debt securities and such indeterminate number of warrants to purchase common stock, preferred stock or debt securities as shall have an aggregate initial offering price not to exceed $400,000,000. If any debt securities are issued at an original issue discount, then the principal amount of such debt securities shall be in such greater amount as shall result in an aggregate initial offering price not to exceed $400,000,000, less the aggregate dollar amount of all securities previously issued hereunder. Any securities registered hereunder may be sold separately or in combination with other securities registered hereunder. The $400,000,000 of securities registered hereunder includes $100,000,000 of shares of common stock that may be offered, issued and sold pursuant to that certain sales agreement, dated July 7, 2025, by and between the registrant and TD Securities (USA) LLC. The securities registered also include such indeterminate number of shares of common stock, preferred stock and amount of debt securities as may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, upon exercise of warrants or pursuant to the antidilution provisions of any such securities. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3)

The proposed maximum aggregate offering price per class of security will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security pursuant to Instruction 2.A.iii.b under the heading “Instructions to the Calculation of Filing Fee Tables and Related Disclosure” of Part II, Item 16, of Form S-3 under the Securities Act.